UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

Filed as at June 26, 2007

FARALLON RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 26, 2007

Print the name and title of the signing officer under his signature.

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  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES FAVOURABLE LEGAL RULING IN MEXICO
COURT DISMISSES HERMISTON CIVIL CASE, AWARDS COSTS TO FARALLON

June 26, 2007 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN) is pleased to announce that the civil court in Mexico City has dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court has awarded legal costs to Farallon. This is the fourth time that the courts have ruled on this issue and in all instances and all jurisdictions Mr. Hermiston has failed to prove his allegations of being defrauded of an ownership position in the Campo Morado property. This ruling, and particularly the awarding of costs to Farallon, once again vindicates the Company's position in all respects.

As reported in a news release dated September 14, 2004, a writ was filed by Hermiston in the Federal Court of Mexico on September 6, 2004, wherein Farallon was named as a defendant along with 15 other parties, including the Government of Mexico, in a series of claims filed by David L. Hermiston as Plaintiff. This writ alleged Hermiston was defrauded of certain ownership rights in shares of Minera Summit de Mexico, S.A. de C.V., the prior owner of the Campo Morado property. In previous lawsuits by the same David L. Hermiston and/or his associates, various ownership allegations had been dismissed by law courts in Canada, the United States and Mexico, as being without merit and/or deficient for a myriad of substantive and technical reasons. A chronology of the various events surrounding all these cases, including the current one, is shown below.

As mentioned above, the Company's 100%-owned Campo Morado ownership rights have been challenged by Mr. Hermiston in the legal courts of British Columbia, Nevada and Mexico. The legal actions heard in British Columbia and Nevada were decided in the Company's favour in 1998, 1999 and 2001. An appeal of the Nevada ruling was denied by the Nevada Supreme Court in November 2005. The decision by the Nevada Supreme Court is final and conclusive and included a US$646,991 default judgement (plus accruing interest) against Mr. Hermiston personally for compensatory damages was awarded to a wholly owned subsidiary of Farallon.

Having failed to prove his allegations in Canada and the United States, Mr. Hermiston moved to a new jurisdiction - Sonora State, Mexico. On October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon. The Court found that Mr. Hermiston's share ownership claim was without merit and ordered him to pay Farallon's legal costs. This ruling was subsequently appealed by Mr. Hermiston and on April 5, 2002, the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, set aside the original ruling of October 25, 2001 and declared the case a nullity, based on technical and legal omissions on the part of Mr. Hermiston. Farallon unsuccessfully appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, following which the case was terminated. On September 7, 2004, the Company was notified of a new lawsuit launched by Mr. Hermiston in the jurisdiction of the 11th District Court, Mexico City, D.F., making essentially the same allegations and seeking essentially the same remedies as his previous lawsuits in other jurisdictions. The current judgement (received on June 22, 2007) dismisses these claims and awards legal costs to Farallon.

Dick Whittington said: "This ruling is welcome news but is not unanticipated. Mr. Hermiston has failed to advance his claims to the Campo Morado property. It is unfortunate that shareholders have had to put up with this type of action over the years. Mr. Hermiston has continually exploited the goodwill embodied within the Mexican legal system. The Company has at all times proceeded according to the law and is without question the 100% holder of the Campo Morado Property. We will continue to vigorously defend any and all actions to challenge our ownership position, now and into the future. Our legal team is to be commended for patiently making progress in the face of numerous tactics to delay a judgement on the merits of the case. Once again, our ownership rights have been validated. Meanwhile, these proceedings have in no way deterred Farallon from its development efforts. The Company will continue to remain fully focused on the development of a mine at the G-9 deposit in a socially responsible, environmentally sustainable manner with local stakeholder and community interests at heart, and a target production date of July 1, 2008."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks, including changes in government policies regarding mining and natural resource exploration and exploitation, and will also require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

  Chronology of Events

1992
Minera Summit de Mexico, S.A. de C.V. ("Minera Summit") was incorporated with Lic. J. Pedro Villagran O., the registered owner of 51 Class A shares and David L. Hermiston, the registered owner of 49 Class B shares as required by Mexican law at the time.

1993

Villagran and Hermiston reviewed various mineral prospects in Mexico on behalf of Minera Summit. One of these prospects was Campo Morado; other mineral concessions in the Campo Morado area were then acquired by staking. The principal Campo Morado mineral concessions were owned by the Consejo de Recursos de Minerales ("CRM"), now Servicio Geologico Mexicano.

1994
During 1994, the CRM put the Campo Morado concession up for bid and Minera Summit submitted a successful bid. The bid required Minera Summit to spend approximately MP15 million on the concessions over a three year period. Hermiston could not raise the money to fund his portion of the expenditures. As a result, Villagran and Hermistion entered into an arrangement with Summex Mines Ltd. ("Summex Canada"), a Canadian company listed on the Vancouver Stock Exchange and Hermiston ceded title to his 49 Class B shares to Villagran.

1995
In view of Hermiston's default, Villagran subsequently converted ownership and title of the 49 Class B shares to his son. Villagran then sought alternate arrangements with other mineral exploration companies to fulfill the terms of the bid obligations for the Campo Morado concessions. These negotiations took place with several exploration and mining companies in Mexico, United States and Canada, including the Hunter Dickinson Group.

1996
In January, Villagran entered into an agreement whereby Farallon Resources Ltd. ("Farallon") acquired an option to purchase a 100% interest in the Campo Morado concessions from Minera Summit by fulfilling the required expenditures and paying cash and shares to Minera Summit. All of the above was fulfilled in 2 years and Farallon became the registered owner of 100% of the Campo Morado and related mineral concessions.

In October, Hermiston filed a lawsuit in Hermosillo against Villagran, Farallon and various related parties, seeking the return of the 49 Class B shares and a reversal of the sale of the Campo Morado mineral concessions to Farallon.

1999
The Judge in the Federal District Court in Hermosillo, Sonora, ordered all parties to the litigation to submit their evidence to the courts. Defendants all complied within the time limits prescribed by Mexican law. Hermiston did not appear nor did he or his counsel present any evidence at trial. Hermiston ultimately submitted material that was beyond the time of compliance and did not meet the standard of evidenciary material for Mexican judicial purposes. The Judge in the Federal District Court in Hermosillo, Sonora, ordered all parties to the litigation to submit their evidence to the courts. Defendants all complied within the time limits prescribed by Mexican law. Hermiston did not appear nor did he or his counsel present any evidence at trial. Hermiston ultimately submitted material that was beyond the time of compliance and did not meet the standard of evidenciary material for Mexican judicial purposes.

2000
The Federal District Court in Hermosillo ordered the trial to take place in September and ruled that Hermiston's evidence did not comply with judiciary requirements and was rejected for trial purposes. The trial was held in a single day in less than 3 hours. Hermiston was the only witness to take the stand, as he was the only person to be questioned on evidence, which evidence was supplied by the Defendants.

Hermiston appealed the Court's decision to reject his evidence to the Federal District Court in Hermosillo. The Court granted Hermiston's request for an appeal and the appeal was sent to another Federal Court in Hermosillo. The second Federal Court upheld the decision to reject the evidence on the same grounds as it was originally rejected.

Hermiston did not file any further appeals on the rejection of his evidence; as a consequence he had no evidence at trial.

2001

The Federal District Court in Hermosillo made a number of minor rulings on old motions by Hermiston's former attorneys dating back to 1998 and 1999; in all cases, ruling against the motions and thus, effectively, against Hermiston.

On October 25, 2001, the 3rd Federal District Court of Hermosillo, Sonora State, Mexico ruled in favour of Farallon and the other Defendants in the litigation initiated by David Hermiston. The Court found Hermiston's allegations without merit and in addition awarded costs and expenses of the Defendants against Hermiston. Hermiston appealed the decision.

2002
On April 5, 2002, Farallon received a ruling of the First Unitary Court for the Fifth Circuit in respect of this appeal. The Court ruled to set aside the October 25 judgment on a procedural technicality relating to a deficiency on the part of Hermiston. The deficiency related to Hermiston's failure to include certain Notaries Public as defendants. The April 5th ruling of the Unitary Court for the Fifth Circuit did not change the lack of merits or substantive failings of Hermiston's case. As a consequence, Hermiston did not pursue the case in Hermosillo, Sonora any further.

2004
On September 6th, one month after drilling resumed on the Campo Morado property, the Company was notified that a writ had been filed before the 11th District Federal Court, Mexico City, wherein it was named as defendant along with various other parties, including the Government of Mexico, in a series of claims filed by David L. Hermiston as Plaintiff. The claims were substantively the same assertions made previously by Mr. Hermiston in Hermosillo, Sonora, only this time Hermiston filed in a different jurisdiction.

2005	Farallon vigorously pursued the case; however, Hermiston's legal counsel registered several procedural items before the Court that effectively frustrated the early resolution of the case.
2006	Farallon entered all evidence on time but continued to be frustrated by Hermiston in the ability to resolve the case in a timely manner.
2007	On June 21st, the 11th District Federal Court, Mexico City, ruled that Hermiston's claims were unfounded and that costs were awarded to Farallon. The Company received the said judgment on June 22nd.